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                                                                     Exhibit 3.4

                          AGREEMENT TO AMEND AND EXTEND

                      CLOSE CORPORATION OPERATING AGREEMENT

                  THIS AGREEMENT, made and entered into as of this    day of
October, 1994, by and among BLADE COMMUNICATIONS, INC. ("the Corporation"), an Ohio corporation having its principal place of business in Toledo, Ohio, and the holders of all of the Corporation's issued and outstanding stock ("the Shareholders").

                                    RECITALS

                  WHEREAS, since January 1, 1989, the Corporation has operated under the terms of a Close Corporation Operating Agreement, dated as of December 12, 1988; and

                  WHEREAS, by its terms the Close Corporation Operating Agreement will expire oil October 14, 1994, unless all of the voting and four-fifths of the non-voting common and Class A shares of the Corporation, voting as a class and all of the original members of the Committee elect to extend it; and

                  WHEREAS, the Corporation, the original members of the Executive Committee created by the Close Corporation Operating Agreement, and the Shareholders deem it desirable to extend the Close Corporation Operating Agreement, with certain amendments.

                  NOW, THEREFORE, in order to extend the operation of the Close Corporation Operating Agreement, to provide for certain amendments to improve the operations of the Corporation and the Executive Committee, and to promote the objectives of the Corporation, the Shareholders and the Close Corporation Operating Agreement, the parties hereto agree that the Close Corporation Operating Agreement, dated as of December 12, 1988, shall be amended and, as amended, extended as follows:

                  1. The Close Corporation Operating Agreement, as amended by this Agreement, shall continue until January 1, 2005, subject to the provisions of paragraph 9, as amended.

                  2. The final sentence of section 1 shall be amended to read as follows: "The Committee will select its own chairman and secretary annually, who will be from different sides of the family."
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                  3. After the fifth sentence of section 2, the following
sentence shall be added: "Since the Committee serves as the CEO of the Corporation, all of its members will have the right of access on a timely basis to the full range of information that would normally be available to an individual CEO." The sentence following this added sentence shall be amended to begin with the word "Therefore".

                  4. Subsection (ii) in section 5 shall be amended to read as follows: "the agenda for quarterly meetings will be prepared by the chairman or his delegate and distributed at least one (1) week before the meeting;".

                  5. After the first sentence of paragraph 6, the following sentence shall be added: "No spouse of a family member shall be eligible to serve on the Committee if a divorce or dissolution action involving that spouse has been filed and has proceeded to an initial judicial adjudication of any matter involving or related to the divorce or dissolution."

                  6. At the conclusion of paragraph 8, the following provision shall be added: "provided, however, that a Shareholder or director who is not a member of the Executive Committee may institute an action or proceeding for breach of fiduciary duty or conflict of interest if all of the following conditions have been met: (a) the Shareholder or director seeking to institute such action has presented to the Executive Committee a written statement identifying precisely the claimed breach of fiduciary duty or conflict of interest, and requesting that the Executive Committee correct the claimed breach or conflict; (b) the Executive Committee has failed, for a period of six months, to take action reasonably calculated to correct the claimed breach or conflict; and (c) the Shareholder or director is joined in the action or proceeding by at least one member of the Executive Committee.

                  7. The first two sentences of paragraph 9 shall be amended to read as follows: "This Agreement shall continue until January 1, 2005, unless all of the voting and four-fifths of-the non-voting common and Class A shares of the Corporation, voting as a class, and all of the members of the Committee, elect to terminate this Agreement prior thereto. The same proportion of each class of shares and all of the members of the Committee may amend or extend this Agreement at any time provided any amendment or extension must be in writing."

                  8. This Agreement shall be binding when executed by all of the parties hereto, and shall become operative on October 15, 1994.


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                  IN WITNESS WHEREOF, the parties hereto have executed this
Agreement as of the day and year first written above.

                                               BLADE COMMUNICATIONS, INC.



                                               By:
                                                  ------------------------------
                                               Attest:
                                                      --------------------------


                                  SHAREHOLDERS


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